Exhibit 8.01 (a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:

Ralph M. Branca

President & CEO

(718) 979-1100

Staten Island, N. Y. — September 10, 2013. VSB Bancorp, Inc. (NASDAQ GM: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on October 1, 2013 to stockholders of record on September 20, 2013. Joseph J. LiBassi, Chairman of the Board of Directors, stated, “We are pleased to announce our twenty-fourth consecutive cash dividend. Our strong capital levels and our tangible book value per share are strong. We have grown our asset base by almost $28 million. We have maintained our discipline and we have kept to our philosophy throughout this economic downturn.”

Raffaele M. Branca, President and Chief Executive Officer, reported, “Our dividend payout ratio is 48.2% on second quarter 2013 earnings. We reported higher earnings in the second quarter of 2013 than the two prior quarters as we have a lower level of provision for loan losses, occupancy expenses and reductions in our non-performing loans.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity stood at $27.3 million by June 30, 2013. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank. We expect to proceed with our sixth branch location in Charleston/Tottenville section of Staten Island, including applying for regulatory approval, after we receive building department approval.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences, (iv) competition or (v) federal or state laws.